SUITE 800 1170 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30309-7649 (404) 962-6100 FAX (404) 962-6300	Michael P. Marshall, Jr. Direct Dial (404) 962-6442 Direct Fax (404) 962-6342 mmarshall@millermartin.com

June 15, 2006

Via Federal Express

Mr. Jonathan E. Gottlieb

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549-4561

Re:

Cornerstone Ministries Investments, Inc. -
Amendment No. 3 to Registration Statement on Form SB-2
File No. 333-131861

Dear Mr. Gottlieb:

Enclosed please find four marked copies of the captioned issuer’s third pre-effective amendment to its Form SB-2.  I have also enclosed a clean version as I though it might be helpful to refer to in places where the marked version may not be easy to follow.  In addition to edits made in response to Mark Webb’s June 8, 2006 letter we have made certain other edits.  For example, we have added information on directors who have been elected since the last amendment.

With respect to Mr. Webb’s June 8, 2006 letter, we have made the following revisions.  For your convenience, we have restated your comment with the answer following the comment.

General

1.

We note your response to our comment 1 of our letter to you dated May 1, 2006.  We continue to consider the issues posted by your failure to qualify a trustee for prior offerings.

Answer:

The company reiterates its commitment to work with the staff to resolve any concerns in the most efficient manner possible.  The company notes that Trinity Trust Company is serving as trustee for all outstanding debt securities.

2.

We note your response to comment 3 of our letter to you dated May 1, 2006.  Please disclose on page 1 of your summary and in the MD&A that in 2005 over 63 percent of your revenues came from a single borrower and that over 76 percent of your loan portfolio consists of loans to two borrowers, one of which is a client of your Chairman, President and CEO.

Answer:

We have revised the first page of the summary and the MD&A to include the requested disclosure.  For prominence, these disclosures have been made in a stand alone paragraph on the first page of the summary.  Within the MD&A, we have

Jonathan E. Gottlieb

June 15, 2006

created a new section entitled “Large Borrowers” that contains these disclosures as well as the disclosures requested in comment 3 below.  This section has been placed near the front of the MD&A.

Risk Factors, page 4

3.

We note you have added, on page 4, a risk factor relating to dependence on three borrowers for most of your revenues.  Please revise this risk factor as follows:

•

revise the caption to state that over 78 percent of your 2005 revenue came from two, not three, borrowers;

•

reconcile your statement that “as of December 31, 2005 66.9% of our loan portfolio consisted of loans to Senior Housing Services” with your statement that “at December 31, 2005 45.2% of our loan portfolio consisted of loans to Senior Housing Services;”

•

add more specific disclosure regarding the risks to you beyond cash flow if either or both of these borrowers defaulted; and

•

disclose whether there is any relationship between Senior Housing Services and Cornerstone Capital Advisors.

Please address these issues in detail in the MD&A section.

Answer:

We have made the requested disclosures.  With respect to the second bullet point above, the correct figure is 45.2%.  We have also addressed these issues in detail in the MD&A section under a new subheading that appears near the beginning of that section.

Certain Transactions with our Affiliates, page 46

4.

We note your response to our comment 9 of our letter to you dated May 1, 2006 and your other changes to the section.  Please revise the section as follows:

•

disclose the respective positions that Mr. Brooks and Mr. Ottinger hold at Cornerstone Capital Advisors;

•

clarify whether the compensation paid by Cornerstone Capital Advisors to Mr. Brooks and Mr. Ottinger is in addition to the compensation you disclose on page 45;

•

disclose the amount of the management fee and the amount and percentage of the loan origination fee for each year; and

•

explain why the fees have risen from over $342,000 in 2003 to between $2.5 and $3.0 million in 2006 given the fact that over 76 percent of your loan portfolio consists of loans to two borrowers, one of which is a client of your Chairman, President and CEO and that your loans grew from $87.7 million in 2003 to $120 million in 2005.

Answer:

We have made the requested disclosures within the section entitled “Certain Transactions with Affiliates”.

Jonathan E. Gottlieb

June 15, 2006

5.

We note your response to our comment 10 of our letter to you dated May 1, 2006 and your other changes to the section.  Please revise the section as follows:

•

disclose the aggregate percentage and dollar amount of your loan portfolio that are to clients of Cornerstone Capital Advisors or who otherwise have a relationship with Mr. Brooks or Mr. Ottinger; and

•

disclose that for each of these loans, Cornerstone Capital Advisors and Mr. Brooks and Mr. Ottinger receive a loan origination fee from Cornerstone Ministries for making the loan and a fee from the borrower for securing the loan.

Answer:

We have disclosed the aggregate percentage and dollar amount of the company’s loan portfolio to Wellstone Retirement Communities I, LLC.  We have also added a paragraph describing a loan the company has made to Castleberry Properties, LLC, in which Cornerstone Capital Advisors owns a 50% interest.  There are no other loans to entities with a relationship to either Mr. Brooks or Mr. Ottinger.  We have also disclosed that no loan origination fee was paid by Wellstone Retirement Communities to the company in connection with this loan.  Neither Cecil Brooks nor Jack Ottinger individually received any fees in connection with these loans.  We have disclosed this in the section.

Also enclosed are the requested statement from the company and acknowledgments as requested from each person filing.

Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form SB-2 or the responses contained in this letter.  Again, we look forward to working with you during the review process.

Sincerely,

/s/ Michael P. Marshall, Jr.

Michael P. Marshall, Jr.

MPM:eh

Enclosures

cc:

John T. Ottinger